EXHIBIT 1

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                       NOTICE OF A SPECIAL GENERAL MEETING

Pursuant to the Companies Law - 1999, the Companies Regulations (Publication of Notice of a General Meeting and a Class Meeting of a Public Company) - 2000 and the Securities Regulations (A Transaction between the Company and its Controlling Shareholder) - 2001, notice is hereby given that a Special General Meeting of the Industrial Development Bank of Israel Ltd. (hereinafter - THE BANK") will take place at the Bank's office at 82 Menahem Begin Road, Tel Aviv, on April 15, 2008 at 11:00 A.M.

THE AGENDA AND A SUMMARY OF THE PROPOSED RESOLUTIONS:

     1. THE AMENDMENT OF PARAGRAPH 179 OF THE BANK'S BY-LAWS (DEALING WITH THE GRANTING OF AN UNDERTAKING TO INDEMNIFY OFFICERS)

          To approve the amendment of Paragraph 179 of the Bank's by-laws, in order to conform its provisions with the provisions of the Companies Law (Amendment Number 3) 2005 regarding the indemnification of officers, and in a manner that the current text shall be replaced with new text as follows:

               "179 A. The Company may grant an undertaking in advance to indemnify an Officer in the Company, for a monetary liability imposed upon him in favor of another person - due to an act which he performed by virtue of his being an Officer in the Company - pursuant to a judgment, including a judgment given in a settlement or in an arbitrator's decision that was approved by a court, providing that the undertaking to indemnify shall be limited to events which in the opinion of the Board of Directors can be foreseen in light of the actual activities of the company at the time of the giving of the indemnification and to an amount or to parameters set by the Board of Directors as reasonable under the circumstances, and that the undertaking to indemnify specifies the events which in the opinion of the Board of Directors can be foreseen in light of the actual activities of the company at the time of the giving of the indemnification and the amount or parameters set by the Board of Directors as reasonable under the circumstances, and provided that the granting of the undertaking to indemnify shall be approved by the General Meeting of the Company.

               B. The Company may grant an undertaking in advance to indemnify an Officer in the Company, for expenses set forth in paragraphs
               (1) and (2) below which he incurred or with which he was charged following an act which he performed by virtue of his being an Officer in the Company, provided that the grantng of the undertaking to indemnify shall be approved by the General Meeting of the Company:


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                    1) reasonable legal expenses, including attorneys' fees,
                    which the Officer incurred following an investigation or proceeding carried out by an authority empowered to carry out an investigation or proceeding, and which terminated without the filing of a criminal charge against him and without the imposition upon him of a monetary liability in lieu of a criminal proceeding, or which terminated without the filing of a criminal charge against him but with the imposition upon him of a monetary liability in lieu of a criminal proceeding for an offense which does not require proof of criminal intent; in this paragraph -

                    The termination without the filing of a criminal charge in a matter about which a criminal investigation was begun - means the closing of the matter according to Paragraph 62 of the Criminal Procedure Law - 1982 (hereinafter:"the Criminal Procedure Law"), or the staying of proceedings by the Attorney General according to Paragraph 231 to the Criminal Procedure Law;

                    "A monetary liability in lieu of a criminal proceeding" - a monetary liability imposed according to the law in lieu of a criminal proceeding, including an administrative fine pursuant to the Administrative Offense Law - 1985, a fine for an offense determined to be as a fine-offense pursuant to the Criminal Procedure Law, a monetary forfeiture or penalty.

                    2) reasonable legal expenses, including attorneys' fees, which the Officer incurred or with which he was charged by court, in a proceeding brought against him by the Company, or in its name or by another person, or in a criminal prosecution in which he was acquitted, or in a criminal prosecution in which he was convicted of an offense which does not require proof of criminal intent.

               C. Whether or not an undertaking to indemnify was granted, the Company may indemnify an Officer of the Company post factum."


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     2.   THE GRANTING OF AN UNDERTAKING TO INDEMNIFY OFFICERS

          To approve the granting of an undertaking to indemnify Officers of the Bank who served and/or are serving in the Bank from time to time beginning on August 26, 2002, which is the date on which the Prime Minister's Office, the Ministry of Finance and the Bank of Israel passed resolutions regarding a package of steps concerning the Bank (hereinafter - "OFFICERS OF THE BANK"). Within the framework of the undertaking to indemnify, the Bank shall undertake to indemnify Officers as aforesaid for a monetary liability imposed upon them and expenses they incur due to an act that was performed or shall be performed by them beginning on August 26, 2002 and thereafter in their capacity as Officers of the Bank and/or in the capacity of any office and/or position they fulfilled by the request of the Bank or on its behalf. The indemnification for monetary liabilities as a foresaid is only for liabilities connected to and/or resulting from events set forth in the appendix to the letter of undertaking to indemnify, and the total amount of indemnifications to be paid for these liabilities pursuant to the undertaking to indemnify letter brought for approval, together with the total amount of the indemnifications to be paid for monetary liabilities pursuant to a prior indemnification letter that was already given by the Bank on August 20, 2002 to its Officers (hereinafter - "THE PRIOR LETTER OF INDEMNIFICATION"), shall not cumulatively exceed the maximum indemnification amount set in the prior letter of indemnification and which stands at 25% of the self-capital of the Bank according to its statements as of March 31, 2002 (25% of approximately NIS 643 million), linked to the Index as of the Index for March 2002.

          THE UNDERTAKING TO INDEMNIFY SHALL BE VALID ONLY UPON THE FILING OF THE BANK'S MOTION TO COURT TO APPROVE A COMPROMISE PLAN AND/OR ARRANGEMENT PURSUANT TO PARAGRAPH 350 OF THE COMPANIES LAW - 1999, BETWEEN THE BANK AND SHAREHOLDERS OF THE BANK, ALL OR SOME OF THEM, REGARDING (INTER ALIA) THE PURCHASE OR REDEMPTION OF THEIR SHARES.

     3. THE AMENDMENT OF ARTICLE 177 OF THE BANK'S BY-LAWS (DEALING WITH THE GRANTING OF AN EXEMPTION TO OFFICERS)

          To approve the amendment of Article 177 of the Bank's by-laws, which deals with the granting of an exemption to Officers. The amendment relates to the majority required to approve the exemption, and by which the words "by a resolution adopted by a majority of 75% of the votes present which are entitled to vote and voted", which appear there, shall be replaced with the words "by a resolution adopted by a regular majority".

     4. THE GRANTING OF AN EXEMPTION FROM LIABILITY TO OFFICERS FROM DAMAGES DUE TO THE BREACH OF THE DUTY OF CARE

          To approve for the Officers of the Bank (as defined in Paragraph 2 above) an exemption from liability for damage to the Bank, due to their breach of the duty of care towards the Bank by their actions beginning on August 26, 2002 and thereafter, excluding breach of the duty of care with a distribution (as this term is defined in the Companies Law), and excluding for acts that will be performed by Officers not in their capacity as Officers of the Bank.

          THE EXEMPTION SHALL BE VALID ONLY UPON THE FILING OF THE BANK'S MOTION TO COURT TO APPROVE A COMPROMISE PLAN AND/OR ARRANGEMENT PURSUANT TO PARAGRAPH 350 OF THE COMPANIES LAW - 1999, BETWEEN THE BANK AND SHAREHOLDERS OF THE BANK, ALL OR SOME OF THEM, REGARDING (INTER ALIA) THE PURCHASE OR REDEMPTION OF THEIR SHARES.


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     5.   THE APPROVAL OF A BONUS TO THE CHAIRMAN OF THE BOARD OF THE BANK - DR.
          R. COHEN

          Further to the resolution of the Bank's Board of Directors to approve for the Bank's workers and officers, in light of the operating results of 2007 and the Bank's achieving the goals of the Run-off plan for 2007, a bonus of three weeks' salary, to approve for the Chairman of the Board a bonus of three weeks' salary, in the amount of NIS 35,301.

THE NAME OF THE CONTROLLING SHAREHOLDER WHO TO THE BEST OF THE KNOWLEDGE OF THE BANK HAS A PERSONAL INTEREST IN THE TRANSACTION AND THE NATURE OF THIS MATTER:

The State of Israel holds 45.78% of the voting rights of the Bank and it therefore conforms to the definition of "Controlling Shareholder" in Section 268 of the Companies Law - 1999. The State of Israel likewise holds 79.95% of the paid-up capital of the Bank (pursuant to an Immediate Report filed by the Bank on February 27, 2008 additional shares may be registered in the Bank's name. This will increase the Bank's share of the paid-up capital - to the date of this Report - to 81.85%).

THE STATE OF ISRAEL AND THE BANK LEUMI REGISTRATION COMPANY LTD, ALONG WITH LEUMI INDUSTRIAL DEVELOPMENT LTD. (JOINTLY: "BANK LEUMI") AND BANK HAPOALIM LTD. SHOULD BE DEEMED AS HAVING A PERSONAL INTEREST IN THE APPROVAL OF ITEMS 1-4 SET FORTH ABOVE.

The State of Israel, through the Governmental Companies Authority and the Ministry of Finance, is examining and promoting as of the date of this Report a possible outline for the sale to a third party of the shares of the Bank, including Regular "A" shares which represent 100% of the rights to appoint directors in the Bank and about 94% of the voting rights in the Bank. Bank Leumi, which holds as of the date of this Notice about 20.6% of the Regular "A" shares of the Bank informed the Governmental Companioes Authority that its cooperation in reaching an agreed blueprint for the sale of the Bank's shares is subject, inter alia, to the arranging of the indemnification and exemption matters, including regarding those who served and/or are serving as Officers of the bank pursuant to Bank Leumi's recommendation, while stating that this condition is also acceptable, with the necessary changes, to Bank Hapoalim Ltd. (who holds, as of this Report, 12.12% of the Regular "A" shares of the Bank).

As of this Report, Bank Leumi holds 19.32% of the voting rights in the Bank and 0.24% of the paid-up capital of the Bank while Bank Hapoalim Ltd. holds 11.77% of the voting rights in the Bank and 0.16% of the paid-up capital of the Bank.

Therefore, and for purposes of caution, the State of Israel should be deemed to have a personal interest in Items 1-4 above. In addition, and for purposes of caution, and FOR THIS MATTER ONLY, Bank Leumi and bank Hapoalim Ltd. should also be deemed as controlling shareholders of the Bank for the purposes of Section 268 of the Companies Law and as having a personal interest in Items 1 -4 above.


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THE NAMES OF THE DIRECTORS WHO TO THE BEST OF THE BEST OF THE KNOWLEDGE OF THE
BANK HAVE A PERSONAL INTEREST IN THE APPROVAL OF ITEMS 1 -4 ABOVE:

All of the directors of the Bank are considered as having a personal interest in the resolutions set forth in Items 1-4 above, as they are the beneficiaries of these resolutions.

THE DETERMINING DATE:

Pursuant to Section 182 of the Companies Law - 1999, the date for determining the right to vote at the Meeting is March 16, 2008 (hereinafter- "THE DETERMINING DATE").

THE LEGAL QUOROM:

The legal quorom required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

If within thirty minutes from the time fixed for the meeting, there shall not be a legal quorom, the meeting shall be adjourned for one week, to the same day of the week, at the same time and at the same place and the meeting shall then take place with those present.

MAJORITY REQUIRED:

     a. The majority required to adopt the resolution regarding Items No. 1 and 3 on the Agenda (THE AMENDMENT OF PARAGRAPH 179 AND PARAGRAPH 177 OF THE BANK'S BY-LAWS) is a majority of at least seventy-five per-cent (75%) of the votes of the shareholders participating in the vote, not counting the abstentions, provided that one of the following conditions occurs:

          1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.

          2. the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

     b. The majority required to adopt the resolution regarding Items No. 2 and 4 on the Agenda (the granting of an undertaking to indemnify and the granting of an exemption from liability) is a simple majority, provided that one of the following conditions occurs:

          1. the majority of votes at the General Meeting includes at least one third of all the votes of the shareholders who do not have a personal interest in the approval of the transaction, who participate in the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders);.


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          2.   the total of opposing votes from among the shareholders said in paragraph 1) does not exceed 1% of all the voting rights in the Bank.

     c. The majority required to adopt the resolution regarding Item No. 5 on the Agenda (the approval of a bonus for the Chairman of the Board) is a simple majority.

NOTICE REGARDING A PERSONAL INTEREST

Pursuant to Paragraph 276 of the Companies Law - 1999, a shareholder participating in a vote on an Item on the agenda must give notice to the Bank prior to the vote at the General Meeting, or - if his the vote is by means of a ballot - on the ballot, whether or not he has a personal interest in the Item; if the shareholder did not give such notice, he shall not vote and his vote shall not be counted.

VOTING BY BALLOT:

     a. A shareholder may vote on a resolution on the above Agenda ALSO by way of a written ballot, as explained as follows.

     b. The websites where the written ballots and the position papers, as defined in Section 88 of the Companies Law - 1999 are as follows: the website of the Israel Securities Authority: www.magna.isa.gov.il (hereinafter-"THE WEBSITE") and the website of the Tel Aviv Stock Exchange Ltd.: www.tase.co.il.

     c. Voting by written ballot shall be done on the second part of the written ballot, as published on the website.

     d. A shareholder may request the text of the written ballot and position papers directly from the bank.

     e. A member of the stock exchange shall send, at no charge, by e-mail a link to the text of the written ballot of the Bank and the position papers, on the website, to every Non-Registered Shareholder whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested, or that he is interested in receiving ballots by mail for a fee. A notice regarding receiving ballots shall also apply to receiving position papers.

     f. A Non-Registered Shareholder is entitled to receive Confirmation of Ownership from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address for the cost of the mailing only, if he so requested. Such a request shall be given in advance for a specific securities account.

     g. The written ballot must be delivered to the Bank or be sent to it by registered mail, together with the Confirmation of Ownership (if the ballot belongs to an Non-Registered Shareholder), or together with a copy of an identity card, passport or incorporation certificate (if the ballot belongs to a shareholder registered in the Bank's shareholder registrar), so that the written ballot together with the attached documents shall arrive at the Bank's offices (at the above address) no later than 72 hours prior to the convening of the meeting.

     h. The final date to present position papers to the Bank is up to 10 days after the Determining Date, meaning March 26, 2008.

     i.   The Bank does not carry out voting by way of the internet.


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VOTING BY PROXY

A shareholder may appoint a proxy agent to be present and to vote in his name. A proxy statement or power of attorney by which such appointment is made, or copies thereof certified by a notary, must be deposited at the offices of the Bank at least 48 hours prior to the meeting.

REVIEW OF THE TRANSACTION REPORT, THE TEXT OF THE RESOLUTIONS AND THE BALLOT

The transaction report that was issued by the Bank regarding the General Meeting, which also contains the full text of the proposed resolutions, and the ballot can be reviewed at the website of the Securities Authority, www.magna.isa.gov.il.

They, as well as the full text of the proposed resolutions, can also be reviewed at the Bank's offices, at 82 Menachem Begin Road, on business days, beginning on March 9, 2008, except Fridays, between the hours 09:00-15:00 at the Bank's offices (by prior phone-appointment with the Corporate Secretary of the Bank tel:03-6272796).

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                                  N. ATLAS, ADV.
                                                CORPORATE SECRETARY